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December 13, 2007	direct dial 404 815 6051 direct fax 404 541 3188 DEaton@KilpatrickStockton.com
VIA EDGAR CORRESPONDENCE AND U.S. MAIL
Jennifer Gowetski
Attorney-Advisor
Mail Stop 4561
Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Starwood Hotels & Resorts Worldwide, Inc.
File No. 001-07959
Dear Ms. Gowetski:
     We represent Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”). Starwood has received your letter dated December 4, 2007 commenting on Starwood’s Definitive Proxy Statement for its 2007 Annual Meeting of Stockholders filed on April 26, 2007.
     Starwood proposes to respond to your comment letter by Friday, January 11, 2008, in order to, among other things, allow sufficient time for Starwood to review your comments and the company’s proposed responses with the Compensation and Option Committee of Starwood’s Board of Directors. Per our telephone conversation yesterday, I understand that you have no objection to this timeline.
     I am sending you a manually signed version of this letter and a photocopy by mail. When you receive them, would you please acknowledge your receipt by time- and date-stamping the photocopy and returning it to me in the pre-addressed, postage-paid envelope enclosed with the letter?

Jennifer Gowetski
December 13, 2007

     Thank you, and please do not hesitate to contact me with any questions.

Sincerely, KILPATRICK STOCKTON LLP
By:	/s/ David M. Eaton
David M. Eaton

Cc: (via PDF):
Michael Dojlidko
Vice President and Associate General Counsel
Starwood & Resorts Worldwide, Inc.
Mark D. Wincek
Lois Wagman Colbert